April 21, 2006

via U.S. Mail and Facsimile
Ronald A. Hirsch
Chairman and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 107
Tucson, Arizona 85705

> **Re: Nord Resources Corporation**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 001-08733**

Dear Mr. Hirsch:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

1.   We have read your response to prior comment 2, explaining the circumstances
        under which you acquired access to funds held in an escrow account in 2002. We
        understand that a portion of the decline in other assets, corresponding to the
        settlement giving you access to $1,500,000 in funds previously held in a rabbit
        trust, was shown as an operating cash inflow in 2002; and that you also reported
        this entire amount as an operating cash outflow in that same period, even though
        $994,201 was not expended until 2003. Since the activity associated with the
        reduction in restricted cash in 2003, reported as an operating cash inflow,
        presumably offset an expense for the expenditure that is reflected in net income
        utilized in reconciling that measure to operating cash flows, this would effectively
        result in reporting net cash activity of zero for the actual expenditure in 2003. In
        other words, it appears the cash expenditure in 2003 is reported in 2002.

        As you may know, the definition of cash and cash equivalents set forth in
        paragraph 8 of SFAS 95 does not exclude restricted cash, which means that while
        you need to segregate restricted and unrestricted cash on the balance sheet to
        comply with the guidance in FRC Section 203.02.b, activity in the statement of
        cash flows should continue to include both restricted and unrestricted cash
        receipts and expenditures of the enterprise. And while the guidance in paragraph
        7 of SFAS 95 requires the totals on the statement of cash flows to equal the totals
        on the balance sheet, the convention you have chosen to remove restricted cash
        from the totals on the statement of cash flows appears to result in measures of
        operating cash flows which reflect changes in the characterization of cash on the
        balance sheet as actual receipts and expenditures of the enterprise. As for the
        transactions described above, it appears your methodology introduces an
        unfortunate shift in the period that actual cash expenditures are reported.
        Similarly, we note your disclosure on page F-9 of your 2005 Form 10-KSB,
        explaining that at December 31, 2005 you held cash of $126,063 to be used for
        purchasing put options under a bridge loan requirement. However, in your
        statement of cash flows on page F-6, you report this restriction as an operating
        cash outflow of the enterprise. Since you had retained this cash for use in future
        periods, your convention for reporting changes in the restricted cash account
        again seems to skew your measure of operating cash flows.

        Please consider the objectives set forth in paragraph 6 of SFAS 95, and the
        revisions that may be necessary to report cash expenditures in the appropriate
        period; the effects on the individual categories of cash activity that arise in

connection with your methodology should be addressed. If you believe there are additional details which are necessary to fully understand your presentation; or if you have an alternate view of the accounting that is depicted, please submit such details or further discussion for review.

Engineering Comments

General

2.   Technical detail and language makes disclosure difficult for the average investor. Remove excessive detail that does not contribute to a material understanding of your business and proposed mine. Use "plain English" to convey material technical details as needed. For more specific guidance, see comments below.

3.   Whenever you disclose a copper percentage, clarify if you mean total copper or acid soluble copper. Clarify the difference between these two items throughout your disclosure.

Overview of Business, page 1

4.   You disclose that you have decided to proceed with the mine plan based on the updated feasibility study, subject to raising sufficient financing. Clarify if your Board of Directors has made a production decision, or if this assertion is simply the intent of your management.

History of the Johnson Camp Mine, page 7

5.   Provide a discussion about the historic total and soluble copper grades, and average metallurgical and total recoveries experienced by the mine's two previous operators, supported by an annual production table.

Geological Setting and Mineralization, page 8

6.   Overall simplify this section, but also include information about the copper minerals that have been or that you anticipate will be sources of recoverable copper. If the formation names are needed, provide a table or cross-section that illustrates the relative positions, and geologic and mineralized nature of the various material formations in the Burro and Copper Chief pits.

Drilling, page 9

7.   Simplify the disclosure in this section. In table form, summarize company name, dates, quantity of drilling and sampling attributed to each company, and primary methods used by each company to drill and analyze samples. Emphasize the mixed nature of the drilling.

Sampling, Analysis, Quality Control and Security, page 9

8.   In "plain English" language:
- Describe the different sampling and analytical approaches used at different times by operators and evaluators.
- Discuss and summarize the mixed nature of the sample and analytical data, what material assumptions have been made about the data, and the impact this has on the quality of any reserve estimate developed from this data.
- Remove non-material details from this section.

Feasibility study, page 10

9.   You disclose The Winters Company and the Winters Dorsey Company names as responsible experts for the feasibility work you cite. In your disclosure, clarify who is taking responsibility for the cited studies and/or their components. Please provide as supplemental information, the written consent from experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the information contained in the document, agree to being named as experts in the document and agree to the filing of the consent as an exhibit to the registration statement. Specifically disclose who evaluated the quality of the existing sample data and adequacy of the metallurgical testing.

Ore Reserves, page 10

10.   Expand your introductory materials to include a non-technical discussion of the meaning of the terms "proven reserve" and "probable reserve" sufficient that an investor unfamiliar with your industry can understand the basic concepts. Provide a brief explanation of the relative accuracy and risk associated with each category of reserve.

11.   Summarize the approach used to estimate the reserves. Include summaries of the quality, type and quantity of sample data focusing particularly on total copper versus soluble copper and various analytical methods, drilling hole spacings, how mixed approaches to analyzing copper by past operators was handled in reserve estimates, and reasons why total copper analyses were used versus soluble copper.

12.   As supplemental information, considering the use of total versus soluble copper as the basis for the reserve estimate and the assumptions used to project soluble grades from total grades and from one pit to another, provide a justification for the use of the proven category in disclosing your reserves.

13.   Associated with your reserve table, disclose what specific criteria were used for making the distinction between proven and probable reserves? Clarify that these reserve estimates are total copper grades.

14.   As footnotes or as part of your reserve table, disclose the following:
- The reserve as stated is an estimate of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery;
- The projected metallurgical recovery factor or factors used,
- Cutoff grades used to estimate reserves, indicating that you used total copper based cutoff,
- Copper prices used to estimate reserves.

Burro Pit Model Verification, page 11 and Copper Chief Model Verification, page 12

15.   Merge, summarize and simplify these sections. Emphasize the material results and conclusions, and remove excessive detail.

Metallurgical Test work, page 13 and Recovery Curves, page 13

16.   Concerning these sections and in a summary manner:
- Describe who collected the samples and the sampling procedures used collect the samples used in the metallurgical column tests, and address the representativeness of material used in columns,
- Disclose an overview of the metallurgical testing procedures,
- Describe the extent of metallurgical testing, including numbers of test columns actually used to project copper recoveries and provide an assessment of their representativeness of the deposits being evaluated,
- Clearly indicate that the recovery curves are projections, summarize the basis for those projections, and discuss the limitations or reliability of those projections,
- Compare and contrast projected copper recoveries and historical copper recoveries.

Mine Design, page 13, Processing, page 14, Plant Layout and Solvent Extraction Electrowinning Plant Expansion, page 15 and Production Schedule, page 16

17.   Summarize these sections, remove non-material detail, and focus on disclosure of material information that non-technical investors can understand.

18.   Concerning the production table, simplify this table by removing all lines not essential to understanding the operation. Disclose the expected recovery percentages of the total copper that are incorporated in the proposed mine plan.

Project Feasibility, page 16

19.   Clarify what parts of the operations you are contemplating managing yourself and what parts of the projects you would turn over to a contractor.

20.   Clarify that disclosed costs are estimates, and disclose the date of the cost estimates.

Projected Copper Production from Existing Leach Pads, page 17

21.   Please clarify that the 75 million pound estimate represents the total amount of copper in the current heaps, and that only part of the copper is recoverable at the current time.

Other Properties, page 22

22.   You make reference to a mine that exists in the vicinity of your Mimbres property. Remove information about mines, prospects or companies operating in or near to your property. Focus your disclosure on your property.

Risk Factors, page 24

23.   In the early risk factors of this section or in new risk factors placed early in this section, clarify the risks associated with the fact that you evaluated the commercial viability of the Johnson Camp copper deposits using:
    •   Drilling, sampling and analytical records developed by three other companies that used different drilling, sampling and analytical approaches that may not give comparable results,
    •   A reserve estimate based on total copper (versus soluble copper) which is an indirect measurement of the amount of copper that is metallurgically

> available for recovery, and which may lead to over-estimating the amount of recoverable copper.
> - Projections of copper recovery that are based on amounts of metallurgical testing that is less extensive than is commonly used in the industry for evaluating oxide copper deposits,
> - Projections of copper recoveries that significantly exceed historical experience at the property,
> - Projections of sulfuric acid consumption that were developed using a limited number of samples taken by another company, that may not be representative of the acid consuming characteristics of the copper deposits.

24. At the top of page 25, you disclose that the parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Clarify this statement to indicate that your projected production is based on copper recoveries at the property that are in excess of historical experience.

25. Organize the risk factors into sections to differentiate between risks that are particular to your company and those that apply to your industry.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director